

CORRECTED
March 26, 2015

James E. Dawson, Esq.
Nutter McClennen & Fish LLP
155 Seaport Blvd.
Boston, MA 02210

> **Re:** **Synacor, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2015 by JEC Capital Partners, LLC et al.**
> **File No. 001-33843**

Dear Mr. Dawson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter amending your filing, by providing the requested information or by advising us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such. For example, please qualify the statement on page iii that your nominees are "a highly qualified, independent group of industry and technology executives" as your belief.

2. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials or provided to the staff on a supplemental basis. Please provide supplemental support for these particular statements with your response:

   - Mr. Singh has "40 years of global operational executive management experience" on page iii;

- the statement regarding "a protracted period of consistently poor operating results, poor share price development and poor corporate governance practices" on the cover page to the proxy statement;

- Synacor "detailed continued declines in key business metrics" in its March 5, 2014 earnings announcement on page 4;

- Mr. Levy indicated that "he and the board were apologetic about and accepted responsibility for the poor performance of Synacor" on page 5;

- Mr. Levy should be held accountable for "rewarding long-standing and ineffective directors," "approving the above-market exit package for the out-going CEO," overseeing the board which had "overseen a 70% decline in stockholder value since the company's Series C financing in 2006 and a 50% decline in stockholder value since its IPO in 2012" on page 7; and

- Mr. Levy stated that he "took full responsibility for Synacor's poor performance" and that "being Synacor's Chairman was not his full-time job" on page 8.

3. We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of the Synacor, Inc. board of directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Disclose the factual foundation for such assertions either in the proxy statement, on a supplemental basis or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions that the Synacor board:

    - must be held accountable for "egregious corporate governance" on page ii,

    - "routinely disregarded the best interests of stockholders" on page ii; and

    - launched a "misleading press release campaign and needlessly waste[d] cash on a poison pill" on page 8.

4. We note your statement on page 2 that the proxy materials will be available at a dedicated website. Please advise us whether you are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling your obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, summarize your compliance with Rule 14a-16.

5. Please confirm that the next submission will include the anticipated date the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

Background to the Solicitation, page 4

6. Please briefly summarize the response of Synacor's CEO to your email summary of the August 30, 2014 meeting.

Proposal No.1: Election of Directors

7. Please revise the disclosure to describe Mr. Misthal's principal occupations and employment since September 2014. Refer to Items 5(b)(1)(ii) and 7(b) of Schedule 14A and Item 401(e) of Regulation S-K. To the extent he was not employed during this time, please include an explicit statement to that effect.

Solicitation of Proxies, page 21

8. We note that you may employ various methods to solicit proxies, including by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts that are used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

Form of Proxy

9. Please revise to clearly mark the form of proxy as preliminary. Refer to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

*   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James E. Dawson, Esq.
Nutter McClennen & Fish LLP
March 26, 2015
Page 4

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Nicholas P. Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Thomas V. Powers, Esq.
        Nutter McClennen & Fish LLP